Exhibit 99.1

Ambow Education Holding Ltd. Receives NYSE Notice Regarding 2012 Annual Report

BEIJING, May 20, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that it has received a notification from the New York Stock Exchange (the “NYSE”) that it has failed to timely file its Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Annual Report”). On April 30, 2013, the Company filed with the United States Securities and Exchange Commission, Form 12b-25 Notification of Late Filing for the 2012 Annual Report because it required additional time to complete its 2012 Annual Report due to the change of its independent auditor and will delay the filing beyond the deadline of April 30, 2013. The Company is working diligently to file the 2012 Annual Report as soon as practicable.

The NYSE has indicated that it will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from its due date subject to the NYSE’s ongoing oversight and monitoring. If the Company fails to file its annual report within six months from the filing due date, the NYSE may allow the Company’s securities to trade for up to an additional six months.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Annie Wang

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8042

Email: ir@ambow.com